UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-118771
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Access National Corporation 401(k) Profit Sharing Plan
(As Restated February 4, 2004)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
RESTON VA, 20191
REQUIRED INFORMATION
The Access National Corporation 401(k) Profit Sharing Plan (as restated February 4, 2004) (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2007 and 2006, and for the year ending December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	4
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	5
NOTES TO FINANCIAL STATEMENTS	6
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	10
SIGNATURE	11

EXHIBITS
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
Plan Administrator
Access National Corporation
401(k) Profit Sharing Plan
Reston, Virginia
We have audited the accompanying statements of net assets available for benefits of Access National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP
Richmond, Virginia June 27, 2008

ACCESS NATIONAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Assets

Investments, at fair value:
Mutual funds	$4,676,032	$3,794,949
Metropolitan Life Ins Co — GIC	488,332	327,325
Self-directed brokerage accounts	624,534	687,049
Participant loans	80,334	33,675

Total Investments	5,869,232	4,842,998

Receivables:
Employer contribution	170,898	10,587
Employee deferrals	—	23,002

Total receivables	170,898	33,589

Cash	31,255	549

Net assets available for benefits at fair value	$6,071,385	$4,877,136

Adjustment from fair value to contract value for fully benefit responsive investment contract	(1,603)	4,434

Net assets available for benefits	$6,069,782	$4,881,570

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION 401(K) PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2007

2007
Additions to net assets attributed to:

Investment Income (Loss):
Mutual funds	$268,841
Self-directed brokerage accounts	(185,442)
Interest and dividends	100,251

183,650
Contributions:
Employer	369,860
Participant	817,041
Rollover and other contributions	57,235

1,244,136

Total additions	1,427,786

Deductions from net assets attributed to:
Benefits paid to participants	188,502
Administrative expenses	51,072

Total deductions	239,574

Net increase	1,188,212

Net assets available for benefits:
Beginning of period	4,881,570

End of period	$6,069,782

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) and covers eligible employees of Access National Bank and its subsidiaries. The Plan was originally established in 2000 and last amended as of 2004. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Access National Corporation (the Company) may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of $170,898 was made in January, 2008 bringing the total employer match to 50% of the compensation deferred for all participants. The $170,898 is reflected under receivables in the Statement of Net Assets Available for Benefits.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer match and earnings thereon after completion of three years of credited service.

Number of Years of
Vesting Service	Vested Interest
Less than 3 years	0%
3 years	100%
Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007
NOTE 1 — DESCRIPTION OF PLAN (Continued)
Investment Options: All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.
Loans: Loans secured by participants’ Plan accounts shall be permitted under the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan and not to exceed a term of more than five years, unless the loan is for the purchase of a principal residence. Loan principal and interest payments are made in accordance with the note’s amortization schedule, and made via payroll deductions.
Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2007 forfeitures of $78,309 were available. No forfeitures were used to reduce the employer matching contribution for the plan year ended December 31, 2007.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investments: The investments held by the Plan are shown at fair value with an adjustment to contract value for fully benefit responsive guaranteed investment contracts. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales are recorded on a trade date basis.
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.
Contract value for the fully benefit-responsive guaranteed investment contract represents contributions plus earnings, less withdrawals by participants. The average crediting interest rate for 2007 was 4.76% and the average yield was 7.03%. The crediting interest rate may be reset quarterly and is determined by the issuer based on several agreed upon criteria, but cannot be less than 0%.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Reclassifications: Certain reclassifications have been made to the prior year to conform to current year presentation.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
New Accounting Pronouncements: In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have a material impact on the financial statements.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

NOTE 4 — INVESTMENTS (Continued)
     Investments that represent 5% or more of plan’s net assets:

	2007	2006
American Funds Wash Mutual Invest R5	$352,527	$303,900
American Funds Cap World Growth & Income R5	1,058,059	833,664
Dodge Cox Income Fund	340,651	256,737
Metropolitan Life Ins Co — GIC	486,729	331,759
Vanguard 500 Index Fund	1,012,174	875,749
Vanguard small Cap Growth Index	349,084	291,428
Vanguard Mid-Cap Index Fund Investor Shares	365,285	356,884
Self-directed brokerage accounts	624,534	687,049

	$4,589,043	$3,937,170

During 2007 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $83,399 as follows:

December 31,
2007

Mutual Funds	$268,841
Self-directed brokerage accounts	(185,442)

Total	$83,399

NOTE 5 — PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $51,072 for 2007.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company, by a letter dated February 12, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

SUPPLEMENTAL SCHEDULE
ACCESS NATIONAL CORPORATION 401(K) PLAN
EIN 82-0545425, Plan 002
Schedule of Assets Held for Investment Purposes
As of December 31, 2007

		Current
Description of Asset/Identity of Issue		Value

	Mutual Funds
	American Funds Cap World Growth & Income R5	$1,058,059
	Dodge & Cox Balanced Fund	96,227
	Dodge & Cox Income Fund	340,651
	Fidelity Comwlth Tr Sml Cp Stk	55,285
	Fidelity Mid-Cap Stock Fund	152,971
	American Funds Growth Fund of America R5	191,965
	American Funds Income Fund of America R5	24,574
	T Rowe Price Retirement	6,385
	T Rowe Price Equity Income	49,054
	T Rowe Price Blue Chip Growth	163,505
	T Rowe Price Mid Cap Value	131,180
	Royce Special Equity Fund	18,218
	Vanguard Short Term Federal Fund	23,794
	Vanguard 500 Index Fund	1,012,174
	Vanguard Small Cap Growth Index	349,084
	Vanguard Mid-Cap Index Fund Investor Shares	365,285
	American Funds Wash Mutual Invest R5	352,527
	Pioneer High Yield Fund A	30,264
	Vanguard Short Term Bond Index Fund Investor Shares	254,830

	Total Mutual Funds	4,676,032

*	Metropolitan Life Ins Co — GIC	486,729
**	Self-directed brokerage accounts	624,534
***	Participant loans with interest from 6% to 9.25%	80,334

	Total Assets held for investment purposes	$5,867,629

*	Guaranteed investment contract

**	Self directed brokerage accounts include stock of the Plan sponsor, Access National Corporation, a party in interest to the Plan.

***	A party in interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN (As Restated February 4, 2004)
Date: June 27, 2008	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee